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                                   CONSENT

                                        Communication Cable, Inc.
                                        1378 Charleston Drive
                                        P.O. Box 1757
                                        Sanford, N.C. 27331

                               January 20, 1996

Pentair, Inc.
1500 County Road B2 West
St. Paul, MN 55113-3105

Ladies and Gentlemen:

            We refer to the Confidentiality Agreement, dated as of December 13, 1995 (the "Confidentiality Agreement"), between Communication Cable, Inc. (the "Company") and Pentair, Inc. ("Pentair").

            In connection with the Company entering into an Agreement and Plan of Merger (the "Merger Agreement") with Pentair and Pentair Acquisition Corporation ("Pentair Subsidiary", a wholly-owned subsidiary of Pentair), providing for certain transactions, including the merger of the Company and Pentair Subsidiary at a price of $13.50 per share of the Company's common stock, and the entry into a Stock Option Agreement (the "Stock Option Agreement") granting an option to Pentair to purchase up to 300,000 shares of the Company's common stock at $13.50 per share, the Company considered whether to grant its consent as required under the Confidentiality Agreement. In connection with the requested entry by the Company into the Stock Option Agreement, Pentair has given verbal assurances that the option provided for therein will not be exercised, or the underlying shares used, in connection with any attempt to block any Acquisition Proposal (as defined in the Merger Agreement) received by the Company from any other party which is higher than the Pentair proposal.

            The entry by Pentair into the Merger Agreement and the consummation of the merger contemplated thereby, and the entry by Pentair into the Stock Option Agreement and the exercise in full by Pentair of the option provided for thereby, are transactions which require the consent of the Company under Section 11 of the Confidentiality Agreement.
The Company hereby consents to the entry by Pentair into the Merger Agreement and the Stock Option Agreement, and to the transactions contemplated thereby; provided,

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however, that the Company expressly does not consent to any exercise of the option granted to Pentair under the Stock Option Agreement that would result in the direct or indirect ownership by Pentair of five percent (5%) or more of the voting common stock of the Company.

                                Very truly yours,

                                COMMUNICATION CABLE, INC.

                                By (Signature of James R. Fore)
                                   James R. Fore, President